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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934 (Amendment No. 2)*

Vascular Solutions, Inc.
(Name of Issuer)

COMMON STOCK, $.01 par value per share
(Title of Class of Securities)

92231M109
(CUSIP Number)

December 31, 2003
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|	Rule 13d-1(b)

|_|	Rule 13d-1(c)

|X|	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 pages

CUSIP No. 92231M109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tredegar Investments, Inc. I.R.S. Identification No.: 54-1561097

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) |_| (b) |X|

3.	SEC Use Only

4.	Citizenship or Place of Organization Virginia

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 596,492(1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 596,492(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 596,492(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	|_|

11.	Percent of Class Represented by Amount in Row (9) 4.6%(1)

12.	Type of Reporting Person (See Instructions) CO

(1)	Tredegar Investments, Inc. ("Tredegar Investments") acquired all of the shares it beneficially owns from TGI Funds II, LC ("TGI"), of which Tredegar Investments was formerly the sole member and manager. TGI was included with Tredegar Investments and Tredegar Corporation as a Reporting Person on the statement on Schedule 13G, filed on February 9, 2001, as amended by Amendment No. 1 thereto, filed on February 14, 2002. Following the acquisition by Tredegar Investments of the shares from TGI, Tredegar Investments sold all of its interests in TGI to an unaffiliated third party.

Page 2 of 9 pages

CUSIP No. 92231M109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tredegar Corporation I.R.S. Identification No.: 54-1497771

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) |_| (b) |X|

3.	SEC Use Only

4.	Citizenship or Place of Organization Virginia

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 596,492 shares all of which are directly held by Tredegar Investments. Tredegar Corporation holds 100% of the capital stock of Tredegar Investments.

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 596,492 shares all of which are directly held by Tredegar Investments. Tredegar Corporation holds 100% of the capital stock of Tredegar Investments.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 596,492

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	|_|

11.	Percent of Class Represented by Amount in Row (9) 4.6%

12.	Type of Reporting Person (See Instructions) CO

Page 3 of 9 pages

Item 1.

(a)	Name of Issuer

Vascular Solutions, Inc., a Delaware corporation (the "Issuer").

(b)	Address of Issuer’s Principal Executive Offices

6464 Sycamore Court, Minneapolis, Minnesota 55369

Item 2.

(a)	Name of Person Filing

This Amendment No. 2 is being filed by Tredegar Investments, Inc., a Virginia corporation ("Tredegar Investments"), and Tredegar Corporation, a Virginia corporation and the holder of 100% of the capital stock of Tredegar Investments ("Tredegar" and together with Tredegar Investments, the "Reporting Persons"), with respect to shares of common stock, $.01 par value per share ("Common Stock"), of the Issuer. TGI Fund II, LC, a Virginia limited liability company ("TGI"), was included with Tredegar Investments, formerly the sole member and manager of TGI, and Tredegar Corporation as a Reporting Person on the statement on Schedule 13G, filed on February 9, 2001, as amended by Amendment No. 1 thereto, filed on February 14, 2002. Tredegar Investments acquired all of the shares of Common Stock of the Issuer it beneficially owns from TGI. Subsequently, Tredegar Investments sold all of its interests in TGI to an unaffiliated third party. As a result, TGI is no longer included as a Reporting Person. Attached hereto as Exhibit 1 and incorporated herein by reference is a copy of the Joint Filing Agreement, dated as of February 11, 2004, by and among the Reporting Persons, pursuant to which the Reporting Persons have agreed that this Amendment No. 2 is a joint filing on behalf of each of Tredegar Investments and Tredegar.

(b)	Address of Principal Business Office, or if none, Residence

The address of Tredegar Investments' and Tredegar's principal business office is 1100 Boulders Parkway, Richmond, Virginia 23225.

(c)	Citizenship

Tredegar Investments is a Virginia corporation. Tredegar is a Virginia corporation.

(d)	Title of Class of Securities

Common stock, $.01 par value per share.

(e)	CUSIP Number

92231M109.

Item 3.   If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the                person filing is a:

(a)	|_| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	|_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	|_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	|_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	|_| An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	|_| An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	|_| A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	|_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	|_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	|_| Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Page 4 of 9 pages

Item 4.   Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Item 9 of Cover Pages.

(b)	Percent of class: See Item 11 of Cover Pages.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Item 5 of Cover Pages.

(ii)	Shared power to vote or to direct the vote: See Item 6 of Cover Pages.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of Cover Pages.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of Cover Pages.

Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following |X|.

_______________________________________________________________________________

Page 5 of 9 pages

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported                on by the Parent Holding Company.

Not applicable.

Item 8.   Identification and Classification of Members of the Group.

Not applicable.

Item 9.   Notice of Dissolution of Group.

Not applicable.

Item 10.   Certifications.

Not applicable.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 6 of 9 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2004	TREDEGAR INVESTMENTS, INC. By: —————————————— D. Andrew Edwards Vice President and Treasurer

Date: February 11, 2004	TREDEGAR CORPORATION BY: —————————————— W. Hildebrandt Surgner, Jr. Vice President, General Counsel and Secretary

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)
Page 7 of 9 pages

EXHIBIT INDEX

Exhibit Number Exhibit 1	Exhibit Description Joint Filing Agreement.

Page 8 of 9 pages

Exhibit 1

JOINT FILING AGREEMENT

        WHEREAS, in accordance with Rule 13d-1(k) promulgated under the Securities and Exchange Act of 1934, as amended (the "Act"), only one joint statement and any amendments thereto need to be filed whenever one or more persons are required to file such a statement or any amendments thereto pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such statement or amendments thereto are filed on behalf to each of them:

        NOW, THEREFORE, the parties hereto agree as follows:

        TREDEGAR INVESTMENTS, INC. and TREDEGAR CORPORATION hereby agree, in accordance with 13d-1(k) under the Act, to file a statement on Schedule 13G (including amendments thereto) relating to their ownership of Common Stock of Vascular Solutions, Inc. and do hereby further agree that said statement on Schedule 13G (including amendments thereto) shall be filed on behalf of each of them and that this Joint Filing be included as an Exhibit to such joint filing on Schedule 13G.

Date: February 11, 2004	TREDEGAR INVESTMENTS, INC. By: —————————————— D. Andrew Edwards Vice President and Treasurer

Date: February 11, 2004	TREDEGAR CORPORATION BY: —————————————— W. Hildebrandt Surgner, Jr. Vice President, General Counsel and Secretary
Page 9 of 9 pages